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                                                                    Exhibit 3.10


                              AMENDMENT TO BY-LAWS
                       OF ABBEVILLE MANUFACTURING COMPANY
      Adopted by the Board of Directors of Abbeville Manufacturing Company
                             as of August 6, 2003

Article III, Section 1 of the By-Laws of Abbeville Manufacturing Company is amended to read in its entirety as follows:

                  Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than one nor more than fifteen members, the exact number of which shall be fixed from time to time by the Board of Directors. Except as provided in Section 2 of this Article III, directors shall be elected by a plurality of the votes cast at the Annual Meetings of Stockholders and each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director's successor is duly elected and qualified, or until such director's earlier death, resignation or removal. Any director may resign at any time upon written notice to the Corporation. Directors need not be stockholders.